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          Nuveen Insured California Dividend Advantage Municipal Fund
                             333 West Wacker Drive
                            Chicago, Illinois 60606



                                 June 20, 2000

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Nuveen Insured California Dividend Advantage Municipal Fund (CIK:0001090117)
    Request for Withdrawal of Registration Statement on Form N-2
    File Nos. 333-82967, 811-09449

Ladies and Gentlemen:

    On July 16, 1999, Nuveen Insured California Dividend Advantage Municipal Fund (the "Registrant") filed a registration statement on Form N-2 relating to the registration of common shares of beneficial interest of Nuveen Insured California Dividend Advantage Municipal Fund (accession number 0000950131-99-004344). The registration statement has been on file with the Commission for more than nine months and has not yet become effective. Accordingly, the SEC notified the Registrant by letter dated May 22, 2000 that, pursuant to Rule 479 under the Securities Act of 1933, the registration statement would be abandoned if the Registrant did not within 30 days file a substantive amendment, withdraw the registration, or provide the staff a satisfactory explanation as to why either of the previous options cannot be accomplished.

    Pursuant to Rule 477(a) under the Securities Act of 1933, the Registrant hereby requests the withdrawal of the above mentioned Form N-2 for Nuveen Insured California Dividend Advantage Municipal Fund.

                         Sincerely,



                         Nuveen Insured California Dividend Advantage Municipal Fund
                                   (Registrant)

                         By: /s/ Gifford R. Zimmerman
                            ------------------------------------
                             Gifford R. Zimmerman
                             Vice President and Secretary